UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-41339

Swvl Holdings Corp

The Offices 4, One Central

Dubai World Trade Centre

Dubai, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Strategic Review Update

On March 31, 2023, Swvl Holdings Corp (“Swvl” or the “Company”) issued a press release titled: “Swvl Announces Update Regarding Strategic Review Process.” A copy of this press release is furnished herewith as Exhibit 99.1.

Nasdaq Non-Compliance Notice

On March 31, 2023, Swvl issued a press release titled: “Swvl Receives Nasdaq Notification Regarding Minimum Market Value Deficiency.” A copy of this press release is furnished herewith as Exhibit 99.2.

Resignation of Chief Financial Officer

On March 29, 2023, Mr. Youssef Salem notified the Company of his resignation from his position as the Company’s Chief Financial Officer effective March 31, 2023. Mr. Salem’s resignation was not related to any disagreement with Swvl on any matter relating to Swvl’s operations, policies or practices.

On March 31, 2023, the Company’s board of directors appointed Mr. Abdullah Mansour to serve as interim Chief Financial Officer of the Company effective March 31, 2023. Mr. Mansour joined Swvl in December 2021 and is currently the chief financial officer of Swvl’s Middle East business. Prior to joining Swvl, Mr. Mansour served as senior associate with PricewaterhouseCoopers in the assurance team from September 2017 to December 2021 and the digital transformation team from March 2020 to December 2021, and before that as associate from October 2014 to September 2017, and as trainee with Ernst & Young from August to October 2014. Mr. Mansour is a Certified Public Accountant and holds an ACCA Diploma in International Financial Reporting and a bachelor’s degree in accounting from Ain Shams University in Egypt.

Mr. Salem has agreed to continue to assist the Company as an external advisor for a transitional period.

This Report of Foreign Private Issuer on Form 6-K (“Report”) is incorporated by reference into Swvl’s Registration Statement on Form S-8 (Registration No. 333-265464) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press release titled: “Swvl Announces Update Regarding Strategic Review Process.”
99.2	Press release titled: “Swvl Receives Nasdaq Notification Regarding Minimum Market Value Deficiency.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWVL HOLDINGS CORP

Date: March 31, 2023	By:	/s/ Youssef Salem
	Name:	Youssef Salem
	Title:	Chief Financial Officer